CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

December 6, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 13 to Registration Statement on Form F-1
Filed November 18, 2011
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 2, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Principal Factors Affecting Our Financial Performance, page 30

1.	Please update your disclosure regarding the growth of the real estate market and the stimulus programs, if possible.

Company Response: Based on available public information, we have updated our disclosure regarding China’s Economic Stimulus Programs reflecting the recent reduction of bank statutory reserve ratio, which became effective on December 5, 2011.

Land Appreciation Tax (“LAT”), page 46

2.	We note your response to comment 1 in our letter dated November 4, 2011. Please revise your filing to include your proposed disclosure.

Company Response: We have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting – Land Appreciation Tax (“LAT”)” accordingly.

Financial Statements, page F-1

3.	Please revise to disclose whether or not any significant change has occurred since the date of the most recent interim financial statements included in the document. Refer to Item 8(B) of Form 20-F.

Company Response: We have revised our disclosures under “Summary Consolidated Financial Information” and “Selected Consolidated Financial Data” and disclosed that except as disclosed elsewhere in the prospectus, we have not experienced any significant changes since the date of our unaudited consolidated financial statements for the six months ended June 30, 2010 and 2011 included in the prospectus.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By:	/s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer